Exhibit 12


SEARS ROEBUCK ACCEPTANCE CORP.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                          13 Weeks Ended
                                      March 29,   March 30,
(millions)                               2003        2002
                                      --------     -------

INCOME BEFORE INCOME TAXES             $    52    $    49

PLUS FIXED CHARGES:

   Interest                                201        184
   Amortization of debt
      discount/premium                       5          4
                                        ------     ------

 Total fixed charges                       206        188
                                        ------     ------
EARNINGS BEFORE INCOME TAXES
   AND FIXED CHARGES                   $   258     $  237
                                        ======      =====

RATIO OF EARNINGS TO FIXED
   CHARGES                                1.25       1.26













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